October 29, 2002

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Mariner Energy LLC Application for Withdrawal of Registration Statement on Form S-1 Registration No. 333-87287

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Mariner Energy LLC (the “Company”) hereby makes this application to withdraw the Registration Statement on Form S-1 (Registration No. 333-87287), together with all exhibits thereto, which was filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 27, 1999 (the “Registration Statement”) and Amendment No. 2 which was filed by the Company with the Commission on November 1, 2000.

The Registration Statement relates to an initial public offering of the Company’s common stock. The Company has no plans to proceed with this offering at this time. There has been no circulation of preliminary prospectuses in connection with this offering, the Registration Statement has not been declared effective by the Commission, and none of the Company’s securities have been sold in connection with this offering.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at (713) 954-5533. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Company receives notice from the Commission that this application will not be granted.

If you should have any questions regarding this application, please do not hesitate to contact me at (713) 954-5536.

Very Truly Yours,

MARINER ENERGY, INC.

/s/ Michael A. Wichterich / K. D. Zelikovitz

Michael A. Wichterich
Vice President – Finance & Administration